Exhibit 99.3

Noverra Research Analysts Initiate Independent Coverage
of Dejour Energy Inc.

July 13, 2011, Denver, Colorado - (NYSE AMEX:  DEJ/TSX: DEJ):  Dejour Energy Inc. advises that Noverra Research, a provider of independent equity research with a focus on junior mining, energy, and technology companies, has released a comprehensive report that describes Dejour’s business, along with its recommendations.

This 26-page report includes detailed information about Dejour’s projects, the oil and gas markets in which the company operates and Dejour’s growth strategies as well as other company-related information.

For a free copy of the full research report, please visit www.noverraresearch.com.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Company Notice on Noverra Research

Any opinions, judgments, estimates, or forecasts regarding Dejour's historical or predicted performance or operations made by Noverra Research are its alone and do not represent opinions, judgments, estimates, or forecasts of Dejour or its management. Dejour does not by its reference to the research prepared by Noverra Research imply its endorsement or adoption of or concurrence with such information, conclusions, or recommendations.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO 598 – 999 Canada Place, Vancouver, BC Canada V6C 3E1 Phone: 604.638.5050 Facsimile: 604.638.5051 Email: investor@dejour.com	Investor Relations – New York Craig Allison Phone: 914.882.0960 Email: callison@dejour.com

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